Filed Pursuant to Rule 433
Registration Statement
No. 333-221903

ATLANTIC POWER CORPORATION

OFFERING OF CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

January 23, 2018 (UPDATED)

This term sheet supersedes and replaces the term sheet previously provided on January 22, 2018.

The Debentures will be offered by way of a base shelf prospectus in all of the provinces and territories of Canada. A final base shelf prospectus containing important information relating to the Debentures has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the Debentures. Investors should read the final base shelf prospectus, any amendment thereto and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the Debentures, before making an investment decision.

Issuer:	Atlantic Power Corporation (“Atlantic Power” or the “Corporation”).

Issue:	6.00% convertible unsecured subordinated debentures (the “Debentures”).

Issue Price:	Cdn$1,000 per Debenture.

Principal Amount:	Cdn$100 million (the “Offering”).

Over-Allotment Option:

The underwriters shall have the option, exercisable up to 30 days following Closing of the Offering, to acquire up to an additional Cdn$15 million aggregate principal amount of the Debentures at the Issue Price and on the same terms and conditions as set forth herein.

Underlying Shares:

Common shares of the Corporation (the “Common Shares”), which are currently listed on the Toronto Stock Exchange (the “TSX”) under the symbol ATP and on the New York Stock Exchange (the “NYSE”) under the symbol AT.

Reference Price:	Cdn$2.97 per Common Share.

Use of Proceeds:

The Corporation intends to use the net proceeds from the Offering to fund the redemption of all of the Corporation’s 5.75% Series C convertible unsecured subordinated debentures (current outstanding balance of US$42.5 million) which mature on June 30, 2019 and which have a par call date of June 30, 2017. The Corporation intends to use the remainder of the net proceeds, if any, to fund the partial redemption of the Corporation’s 6.00% Series D extendible convertible unsecured subordinated debentures (current outstanding balance of Cdn$81.0 million) which mature on December 31, 2019 and which have a par call date of December 31, 2017.

Maturity Date:	The Debentures will mature on January 31, 2025.

Ranking:

The Debentures will be direct, subordinated, unsecured obligations of the Corporation and will rank equally with one another and with all other future subordinated unsecured indebtedness of the Corporation and will rank subordinate to all existing and future senior indebtedness of the Corporation. The indenture governing the Debentures (the “Indenture”) will not restrict the Corporation or its subsidiaries from incurring additional indebtedness or from mortgaging, pledging or charging their respective properties to secure any indebtedness or liabilities.

Interest:

The Debentures will bear interest at a rate of 6.00% per annum, payable semi-annually in arrears on July 31st and January 31st of each year, commencing on July 31, 2018. The initial interest payment on July 31, 2018 will represent accrued interest from, and including, the date of the Closing of the Offering, to but excluding July 31, 2018.

Unless an Event of Default (as defined in the Indenture) has occurred and is continuing, the Corporation may elect, from time to time, subject to compliance with all applicable securities laws and subject to applicable regulatory approval, to satisfy all or part of its obligation to pay interest on the Debentures, on the date it is payable under the Indenture (i) in cash; (ii) by delivering sufficient Common Shares to the trustee under the Indenture (the “Trustee”) for sale to satisfy the interest obligations in accordance with the Indenture, in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Common Shares; or (iii) any combination of (i) and (ii) above.

Conversion:

Each Debenture will be convertible at the option of the holder at any time prior to the close of business on the earlier of (i) the business day immediately preceding the Maturity Date or (ii) if called for redemption, the business day immediately preceding the date fixed for redemption, into approximately 238.0952 Common Shares for each Cdn$1,000 principal amount of Debentures, equivalent to an initial conversion price of Cdn$4.20 per Common Share (the “Conversion Price”) (representing an initial conversion premium of approximately 41% to the Reference Price), subject to adjustment in certain circumstances. Holders converting their Debentures will receive, in addition to the applicable number of Common Shares to be received on conversion, accrued and unpaid interest on their Debentures from and including the date of the last interest payment date, up to, but excluding, the date of conversion.

Dividend Adjustment and Anti-Dilution:

The Conversion Price will be subject to standard anti-dilution adjustments upon, among other things, share consolidations, share splits, spin-off events, share repurchases, options, warrant or rights issues, reorganizations and payment of certain dividends or distributions, including the declaration of cash dividends to holders of Common Shares in excess of Cdn$0.06 per Common Share in a given year.

Redemption:

The Debentures may not be redeemed by the Corporation prior to January 31, 2021 (except in certain limited circumstances following a Change of Control, as defined below). On and after January 31, 2021 and prior to January 31, 2023, the Debentures may be redeemed by the Corporation, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the daily volume-weighted average trading price of the Common Shares on the TSX, averaged for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided, is not less than 125% of the Conversion Price at the time notice of redemption is given. On and after January 31, 2023 and prior to the Maturity Date, the Debentures may be redeemed in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption. In the event that a holder of Debentures exercises its conversion right following a notice of redemption by the Corporation, such holder shall be entitled to receive accrued and unpaid interest, in addition to the applicable number of Common Shares to be received on conversion, for the period from and including the latest interest payment date up to, but excluding, the date of conversion.

Payment of Principal Amount in Shares:

Atlantic Power has the option, subject to regulatory approval and compliance with applicable securities laws, to satisfy its obligations to repay the principal amount of the Debentures upon redemption or at maturity, provided no Event of Default (as defined in the Indenture) has occurred and is continuing at such time, upon not less than 40 days and not more than 60 days prior notice, by issuing and delivering that number of Common Shares obtained by dividing the principal amount of the Debentures being redeemed or that have matured by 95% of the daily volume-weighted average trading price of the Common Shares on the TSX, averaged for the 20 consecutive trading days ending five trading days before the date fixed for redemption or maturity (the “Current Market Price”), as the case may be.

Change of Control:

Within 30 days of the Corporation giving notice of the occurrence of (i) the acquisition by any person or group of persons acting jointly or in concert (within the meaning of NI 62-104 Take-Over Bids and Issuer Bids as at the date hereof) of ownership of, or voting control or direction over, fifty percent (50%) or more of the Common Shares; or (ii) the sale or other transfer of all or substantially all of the consolidated assets of Atlantic Power (each, a “Change of Control”), holders of the Debentures may require Atlantic Power to repurchase their Debentures then outstanding at a price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest thereon to, but not including the purchase date. A Change of Control will not include a sale, merger, reorganization or similar transaction if the previous holders of the Common Shares hold at least fifty percent (50%) of the voting control or direction in such merged, reorganized or other continuing entity.

Upon a Change of Control resulting from a transaction or transactions in respect of which 10% or more of the consideration for the shares of Atlantic Power consists of (i) cash, other than cash payments for fractional Common Shares and cash payments made in respect of dissenter’s appraisal rights; (ii) equity securities that are not traded or intended to be traded immediately following such transactions on a stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a stock exchange (each, a “Cash Transaction”), subject to regulatory approval, holders of the Debentures may, for the period beginning 10 trading days prior to the Change of Control and ending 30 days after notice of the Change of Control and the offer to purchase all Debentures is delivered, elect to convert their Debentures and receive, in addition to the number of Common Shares they otherwise would have been entitled to receive on conversion, an additional number of Common Shares which will vary depending upon the date on which the Change of Control becomes effective (the “Effective Date”) and the actual price paid per Common Share in the transaction constituting the Change of Control (the “Stock Price”). This will be based on the table of shares grid set forth in Appendix A hereto, which is standard in transactions of this nature.

Restriction on Share Redemption Right:

The Corporation shall not, directly or indirectly (through a subsidiary or otherwise) undertake or announce any rights offering, issuance of securities, subdivision of the Common Shares, dividend or other distribution on the Common Shares or any other securities, capital reorganization, reclassification or any similar type of transaction in which:

(a)  the number of securities to be issued;

(b)  the price at which securities are to be issued, converted or exchanged; or

(c)  any property or cash that is to be distributed or allocated,

is in whole or in part based upon, determined in reference to, related to or a function of, directly or indirectly, (i) the exercise or potential exercise of the Payment of Principal Amount in Common Shares, or (ii) the Current Market Price determined in connection with the exercise or potential exercise of the Payment of Principal Amount in Common Shares.

Purchase for Cancellation:	Atlantic Power may purchase Debentures for cancellation in the market or by tender or private contract at any time subject to regulatory requirements.

Lock-Up Restrictions:	The Corporation and each director and officer who holds Common Shares immediately prior to the Closing of the Offering will be subject to a 90 day lock-up, subject to certain exceptions.

Offering Basis:

Offered publicly in all provinces and territories of Canada and in the United States pursuant to prospectus supplements to the Canadian and United States final base shelf prospectuses dated December 19, 2017.

Underwriting Basis:	Bought, subject to a mutually acceptable underwriting agreement containing “disaster out”, “regulatory out”, and “material adverse change out” clauses running to Closing.

Listing:

It will be a condition to Closing that (i) the Debentures be approved for listing on the TSX, and (ii) the Common Shares issuable on the conversion, redemption or maturity of the Debentures be approved for listing on the TSX and NYSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE.

Eligibility for Investment:	Eligible under the usual statutes as well as for RRSPs, RDSPs, RRIFs, RESPs, DPSPs and TFSAs.

Sole Bookrunner:	RBC Capital Markets.

Commission:	4.00%.

Closing:	On or about January 29, 2018 (“Closing”).

The Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Corporation has filed with the SEC, including the related prospectus supplement, for more complete information about the Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. In Canada, the Corporation has filed a short form base shelf prospectus for the offering to which this communication relates, and Canadian investors should read that prospectus and other documents the Corporation has filed with Canadian securities regulatory authorities, including the related prospectus supplement, for more complete information about the Corporation and this offering. You may get these documents for free under the Corporation’s profile on SEDAR at www.sedar.com. Alternatively, you can request that the applicable preliminary prospectus supplement (and when available the applicable final prospectus supplement) relating to this offering of Debentures be sent to you (free of charge) by contacting, in Canada, RBC Capital Markets at RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2; Attn: Distribution Centre (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or, in the United States, RBC Capital Markets at 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, New York, 10281; Attention: Equity Syndicate (Phone: 877-822-4089, Email: equityprospectus@rbccm.com).

An investment in the Debentures is speculative and subject to a number of risks that should be considered by a prospective investor. Prospective investors should carefully review the sections entitled “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors” in the Corporation’s final base shelf prospectus and “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the U.S. prospectus contained therein.

APPENDIX A

Make Whole Premium Upon a Cash Change Of Control
(Number Of Additional Common Shares Per Cdn$1,000 Debenture)

	Stock Price
Effective Date	Cdn$2.97	Cdn$3.00	Cdn$3.25	Cdn$3.50	Cdn$3.75	Cdn$4.00	Cdn$4.25	Cdn$4.50	Cdn$4.75	Cdn$5.00	Cdn$5.50	Cdn$6.00	Cdn$6.50	Cdn$7.00	Cdn$8.00	Cdn$9.00
29-Jan-18	98.6051	96.3233	79.7138	66.5743	56.1147	47.7500	41.0306	35.6067	31.2147	27.6360	22.2873	18.5850	15.9185	13.9114	11.0563	9.0811
31-Jan-19	98.6051	95.2381	74.4646	60.8657	50.0720	41.4725	34.6118	29.1289	24.7600	21.2920	16.3509	13.2050	11.1154	9.6414	7.6175	6.0889
31-Jan-20	98.6051	95.2381	69.8985	55.6886	44.4560	35.5125	28.3412	22.5756	17.9853	14.4060	9.7073	7.2683	5.9862	5.2229	4.2750	3.6267
31-Jan-21	98.6051	95.2381	69.5971	50.0686	38.5040	29.5475	22.4682	16.6289	11.5895	7.0700	0.0909	0.0000	0.0000	0.0000	0.0000	0.0000
31-Jan-22	98.6051	95.2381	69.5971	47.6191	30.8933	21.6725	15.2824	10.7867	7.3642	4.4400	0.0273	0.0000	0.0000	0.0000	0.0000	0.0000
31-Jan-23	98.6051	95.2381	69.5971	47.6191	28.5715	11.9048	1.4541	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The Stock Price and the Effective Date may not be set forth on the table, in which case:

•                  if the actual Stock Price on the Effective Date is between two Stock Prices in the table or the actual Effective Date is between two Effective Dates in the table, the make whole premium will be determined by a straight-line interpolation between the make whole premiums set forth for the two Stock Prices and the two Effective Dates on the table based on a 365-day year, as applicable;

•                  if the Stock Price on the Effective Date exceeds Cdn$9.00 per Common Share, subject to adjustment, the make whole premium will be zero; and

•                  if the Stock Price on the Effective Date is less than Cdn$2.97 per Common Share, subject to adjustment, the make whole premium will be zero.